NO ACT

PE
7-1-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION [redacted]
WASHINGTON, D.C. 20549

08052349

DIVISION OF
CORPORATION FINANCE

July 1, 2008

Received SEC
JUL 01 2008
Washington, DC 20549

Act 1934
Section
Rule 13e-4(f)(1)(ii) + 14e-1(b)
Public
Availability July 1, 2008

PROCESSED
AUG 01 2008
THOMSON REUTERS

Faiza J. Saeed, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Re: Kraft Foods Inc. — Exchange Offer

Dear Ms. Saeed:

We are responding to your letter dated July 1, 2008 addressed to Nicholas P. Panos and Peggy Kim, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and facts presented in your letter, the staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action under Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) or 14e-1(b) under the Exchange Act if Kraft conducts the Exchange Offer in the manner described in your letter. In issuing this no-action position, we considered the following facts, among others:

- Kraft's disclosure of a specified dollar value of Splitco common stock that tendering Kraft security holders will receive in exchange for a dollar value of tendered Kraft common stock (subject to a limit on the exchange ratio);

- The Pricing Mechanism for determining the number of shares of Splitco common stock to be received in exchange for shares of Kraft common stock is disclosed in the tender offer materials disseminated to security holders;

- The Pricing Mechanism will remain constant throughout the duration of the Exchange Offer, and if there is a change in the Pricing Mechanism, the Exchange Offer will be extended;

- If the limit on the exchange ratio is in effect at the close of trading on the last trading day prior to the expiration date (prior to giving effect to the Mandatory Extension), the Exchange Offer will be extended until 8:00 a.m. on the second trading day following the expiration date (prior to giving effect to the Mandatory Extension) in order to permit Kraft shareholders to tender or withdraw their Kraft Common Stock during those days;

- Kraft will publish on a website maintained for the Exchange Offer the daily indicative calculated per share values and exchange ratios and will provide a toll-free number that Kraft security holders can use to obtain Exchange Offer pricing information;

- Kraft will publish the final exchange ratio on the Exchange Offer website and in a press release no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date of the Exchange Offer and Kraft will file an amendment to its Schedule TO on the same date setting forth the same information;

- Kraft will make available a notice of withdrawal in its printed materials and on the Exchange Offer website and will disclose the procedures for withdrawal, including the times and methods by which tenders and withdrawals must be made;

- Kraft common stock and Ralcorp common stock are listed on the NYSE; and

- Kraft's view that the trading prices of the Ralcorp common stock prior to the Merger are an appropriate proxy for the anticipated trading prices of Ralcorp common stock following the Merger.

The foregoing no-action positions are based solely on your representations and the facts presented in your letter dated July 1, 2008, as supplemented by telephone conversations with the Commission staff. This relief is strictly limited to the application of the rules listed above to the Exchange Offer. You should discontinue the Exchange Offer pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 and Rule 14e-3 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the participants in the Exchange Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the Exchange Offer may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any other federal or state laws to, the Exchange Offer.

Sincerely,

Nicholas P. Panos

For the Division of Corporation Finance,
Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1454

July 1, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628

Attn: Nicholas P. Panos, Senior Special Counsel
Peggy Kim, Attorney Advisor

Dear Mr. Panos and Ms. Kim:

We are writing on behalf of our client, Kraft Foods Inc. ("Kraft"), a Virginia corporation, in connection with a proposed exchange offer.[1] Kraft and Ralcorp Holdings, Inc., a Missouri corporation ("Ralcorp"), have entered into an RMT Transaction Agreement (the "Transaction Agreement") to implement a combination of the Post cereals business (the "Subject Business") of Kraft with Ralcorp as part of a "Reverse Morris Trust" transaction (the "Transaction"). As part of the implementation of the Transaction, Kraft has commenced an Exchange Offer (as defined below) in which it is adopting the same pricing mechanism as Weyerhaeuser Company ("Weyerhaeuser") used in its exchange offer (the "Weyerhaeuser-Domtar Exchange Offer") with respect to the common stock of Domtar Corporation ("Domtar") as part of a Reverse Morris Trust transaction (such pricing mechanism, the "Weyerhaeuser Pricing Mechanism").[2] The proposed pricing mechanism is also similar to the one used by McDonald's Corporation in its exchange offer (the "McDonald's-Chipotle Exchange Offer") with respect to the

[1] Under the Transaction Agreement described below, Kraft's board had the option to elect to distribute the stock of Splitco to Kraft's shareholders in either a split-off or a spin-off. On June 16, 2008 Kraft's board elected to distribute the stock of Splitco to Kraft's shareholders in a split-off.

[2] *See Weyerhaeuser Company*, (avail. Feb. 23, 2007).

in its exchange offer (the "McDonald's-Chipotle Exchange Offer") with respect to the Class B Common Stock of Chipotle Mexican Grill, Inc. (the "McDonald's-Chipotle Pricing Mechanism").[3]

We respectfully request that the Staff confirm that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Securities Exchange Act of 1934 (requiring the specification of consideration offered and the extension of the offer on a change in consideration) with respect to Kraft's use of the pricing mechanism described below (the "Pricing Mechanism").

I. BACKGROUND

A. Parties to the Transaction

1. Kraft Foods Inc.

Kraft is a publicly held company organized under the laws of the Commonwealth of Virginia. Kraft through its subsidiaries is principally engaged in the manufacture and sale of packaged foods and beverages in the United States, Canada, Europe, Latin America, Asia Pacific, the Middle East and Africa. Kraft has a broad portfolio of brands, including Kraft cheeses, dinners and dressings, Oscar Mayer meats, Philadelphia cream cheese, Nabisco cookies and crackers, Jacobs coffees and Milka chocolates. Kraft had net revenues of approximately $37.2 billion for its fiscal year ended December 31, 2007.

Kraft is a well-known seasoned issuer, subject to the information reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, it files with the Securities and Exchange Commission (the "Commission") periodic reports, proxy statements and other information relating to Kraft's business, financial results and other matters.

As of March 31, 2008, there were 1,516,031,559 shares of Kraft Class A common stock, without par value (the "Kraft Common Stock"), outstanding.[4] The Kraft Common Stock is listed on the New York Stock Exchange (the "NYSE").

2. Ralcorp Holdings, Inc.

Ralcorp is a publicly held company organized under the laws of Missouri. Ralcorp is primarily engaged in the manufacturing, distribution and marketing of store brand (private label) food products in the grocery, mass merchandise, drug and

[3] *See McDonalds Corp.* (avail. Sept. 27, 2006).

[4] Kraft has no other class of common stock outstanding.

foodservice channels. Ralcorp reported net sales of approximately $2.2 billion for its fiscal year ended September 30, 2007.

Ralcorp is a well-known seasoned issuer, subject to the information reporting requirements of the Exchange Act. Accordingly, it files with the Commission periodic reports, proxy statements and other information relating to Ralcorp's business, financial results and other matters.

As of May 6, 2008, there were 25,743,075 shares of Ralcorp common stock, $.01 par value (the "Ralcorp Common Stock"), outstanding. The Ralcorp Common Stock is listed on the NYSE.

3. Cable Holdco, Inc.

Cable Holdco, Inc. was incorporated in November 2007 as a Delaware corporation ("Splitco"). Splitco was formed by Kraft in connection with the Transaction as a wholly owned, direct subsidiary of Kraft Foods Global, Inc., a Delaware corporation ("KFG"), which is a wholly owned, direct subsidiary of Kraft.

4. Cable Newco, LLC

Cable Newco, LLC was formed in November 2007 as a Delaware limited liability company ("Newco"). Newco was formed by Kraft in connection with the Transaction as a wholly owned, direct subsidiary of KFG.

5. Ralcorp Mailman LLC

Ralcorp Mailman LLC was formed in November 2007 as a Delaware limited liability company ("Merger Sub"). Merger Sub was formed by Ralcorp in connection with the Transaction as a wholly owned, direct subsidiary of Ralcorp.

B. The Steps of the Transaction and the Splitco Contribution Formula

The terms of the Transaction are described in more detail in the Prospectus—Offer to Exchange (the "Prospectus—Offer to Exchange") included in Splitco's Registration Statement on Form S-4 and S-1 (File No. 333-150212) filed on June 25, 2008. Set forth below is a description of the key components of the Transaction.

1. The Steps of the Transaction

a. Contribution of the Subject Business

Pursuant to the Transaction Agreement, KFG will transfer (or cause to be transferred) to Newco agreed U.S. assets of the Subject Business and cash[5] in exchange

[5] The cash will be used to purchase certain specified assets related to the Subject Business from subsidiaries of Kraft.

for the assumption by Newco of agreed U.S. liabilities of the Subject Business (the "Newco Contribution").

Immediately following the incurrence of the Bank Debt (defined below), KFG will contribute the limited liability company interests in Newco to Splitco in exchange for: (i) the issuance by Splitco to KFG of a number of shares of Splitco common stock, $0.01 par value (the "Splitco Common Stock") determined as described below, (ii) the issuance by Splitco to KFG of the Debt Securities as described below and (iii) the assumption by Splitco of the Bank Debt (together, the "Splitco Contribution").

Immediately following the Splitco Contribution, KFG will distribute the shares of Splitco Common Stock held by KFG to Kraft, which Kraft will distribute in the Split-off as described below. In addition, KFG may transfer to Kraft the Debt Securities in exchange for the retirement of outstanding intercompany debt, prior to the exchange and resale of the Debt Securities as described below.

b. Bank Debt

Immediately prior to the Splitco Contribution, KFG will incur indebtedness in the form of a bank credit facility in connection with the Transaction Agreement (the "Bank Debt") and receive $300 million in net cash proceeds.[6] As noted above, the Bank Debt will be assumed by Splitco. Upon consummation of the Transaction, the Bank Debt will become debt obligations of Ralcorp.

c. Debt Securities

As described above, Splitco will issue and deliver to KFG the Debt Securities, which will consist of approximately $662 million[7] in aggregate principal amount of debt securities of Splitco (the "Debt Securities"). The Debt Securities will have a minimum term of 10 years and will carry an interest rate and have such other terms sufficient to ensure that the Debt Securities are exchanged and sold at par. Upon consummation of the Transaction, the Debt Securities will become debt securities of Ralcorp. On the closing date the Debt Securities are expected to be transferred by Kraft to investment banks and/or commercial banks in exchange for debt obligations of Kraft

[6] If the Bank Debt is not available at closing, either of the parties may replace the Bank Debt facility or the shortfall would be made up with additional Debt Securities.

[7] The aggregate principal amount of the Debt Securities is subject to adjustment according to a formula contained in the Transaction Agreement. The formula is designed to split the expected offering costs, underwriting discounts and other investment banking fees payable in respect of the private placement or debt exchange to monetize the Debt Securities. In particular, it ensures that (i) each party is ultimately financially responsible for 50% of the estimated combined costs and expenses of the parties in connection with the exchange or other transfer of Debt Securities for debt obligations of Kraft and (ii) Ralcorp is ultimately financially responsible for 100% of the estimated combined costs and expenses of the parties in connection with the incurrence of the Bank Debt and the Bank Debt commitment letter, related fee letter and engagement letter.

and then sold to third party investors pursuant to an exemption from registration under the Securities Act of 1933 in either a private placement or a "Rule 144A" transaction.

d. Distribution

Following the transactions described above, and on the closing date of the Transaction, Kraft will distribute the Splitco Common Stock to holders of Kraft Common Stock pursuant to an exchange offer (the "Exchange Offer"). In the Exchange Offer, Kraft is offering to holders of Kraft Common Stock the right to exchange all or a portion of their Kraft Common Stock for shares of Splitco Common Stock (the "Split-off"). In the event that the Exchange Offer is not fully subscribed, Kraft will distribute by means of a dividend any remaining shares of Splitco Common Stock to Kraft shareholders on a pro rata basis[8]. However, on account of the substantial premium described below, Kraft does not expect the Split-off Exchange Offer to be less than fully subscribed.

e. The Mergers

Immediately after the Split-off, and on the closing date of the Transaction, Splitco will merge with and into Merger Sub, whereby each issued share of Splitco Common Stock shall be converted into the right to receive one fully paid and nonassessable share of Ralcorp Common Stock (the "Merger"). Immediately following the Merger, Merger Sub will merge with and into Ralcorp (the "Upstream Merger"). After giving effect to the Upstream Merger, Newco will be a direct, wholly owned subsidiary of Ralcorp and, as noted above, the Debt Securities and the Bank Debt will be debt obligations of Ralcorp.

2. The Splitco Contribution Formula

Consummation of the transactions contemplated by the Transaction Agreement is expected to result in Kraft's shareholders holding approximately 54% of Ralcorp's Common Stock and existing Ralcorp shareholders holding approximately 46% of Ralcorp's Common Stock immediately after the Merger. This result is due to the application of a formula set forth in the Transaction Agreement ("Splitco Contribution Formula"). More specifically:

> (i) the Splitco Contribution Formula sets the number of shares of Splitco Common Stock to be issued to KFG in the Splitco Contribution and thus the number of shares of Splitco Common Stock to be distributed to the Kraft shareholders in the Split-off. Such number of shares of Splitco Common Stock is the sum of: (x) 1.1602 multiplied by the number of shares of Ralcorp Common Stock on a fully diluted basis on the "Estimation Date" (which will be ten business days prior to the date on which the Exchange Offer is commenced) *minus* (y) the number of shares of Splitco Common Stock already outstanding

[8] Kraft has set the record date of any such dividend as the time immediately following the time at which the validly tendered shares of Kraft Common Stock are accepted for payment in the Exchange Offer.

immediately before the issuance of the Splitco Common Stock described in this paragraph;[9] and

(ii) in the Splitco Merger, the Kraft shareholders who participate in the Exchange Offer will receive one share of Ralcorp Common Stock for each share of Splitco Common Stock.

In light of the above, the ratio between the Ralcorp Common Stock that Kraft shareholders who participate in the Exchange Offer are expected to receive in the Splitco Merger and the Ralcorp Common Stock that existing Ralcorp shareholders are expected to retain corresponds to 1.1602 to 1, which corresponds to the approximate 54%/46% ratio described above.

II. THE EXCHANGE OFFER

Kraft is adopting the Pricing Mechanism (described below) for the Exchange Offer. The terms of the Exchange Offer are more fully described in the Prospectus—Offer to Exchange. Participation in the Exchange Offer is voluntary, and Kraft has not and will not make any recommendation about whether anyone should participate. Directors and officers of Kraft may participate in the Exchange Offer, but the terms of the offer do not provide them with any advantage relative to other Kraft shareholders.

As in the Weyerhaeuser-Domtar Exchange Offer, the Exchange Offer does not set forth a fixed exchange ratio at the outset of the Exchange Offer. Rather, the Exchange Offer price will be expressed as a ratio of a specified dollar value (equal to $1.00, plus the applicable premium) worth of Splitco Common Stock (which will be converted into the right to receive Ralcorp Common Stock in the Splitco Merger) for each $1.00 worth of Kraft Common Stock tendered pursuant to the Exchange Offer (subject to the limit on the exchange ratio described below). This value relationship will reflect a premium (based on the value of the Ralcorp Common Stock which Splitco Common Stock will be converted into the right to receive) in order to encourage participation in the Exchange Offer. The senior management of Kraft has set the premium at 10%, such that for each $1.00 worth of Kraft Common Stock accepted in the Exchange Offer investors will receive $1.11 worth of Splitco Common Stock (subject to the limit on the exchange ratio described below)).

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[9] To the extent that the exchange of the Debt Securities for debt obligations of Kraft and the subsequent sale of the Debt Securities to third party investors at par as of the closing date would not be reasonably practicable without a reduction in the principal amount of the Debt Securities, then the principal amount of the Debt Securities will be reduced to the maximum amount that could be so exchanged and sold at par and the amount of the reduction will be replaced with additional shares of Splitco Common Stock having an equivalent aggregate fair market value, except that not more than an additional 6 million shares of Splitco Common Stock may be issued in the Splitco Contribution. Any such additional shares will be distributed to Kraft shareholders as part of the Split-off described above and converted into the right to receive shares of Ralcorp Common Stock in the Merger.

In the Weyerhaeuser-Domtar Exchange Offer, the value for the Weyerhaeuser shares and the Domtar shares was determined based upon volume-weighted average pricing for the last three trading days of the Weyerhaeuser-Domtar Exchange Offer. The trading data to be used to set the value of the Kraft Common Stock will be the trading data for the Kraft Common Stock on the NYSE. The trading data to be used to set the value of the Splitco Common Stock will be the trading data for the Ralcorp Common Stock on the NYSE. Specifically, the calculated per-share values of Kraft Common Stock and Ralcorp Common Stock will be determined by reference to the simple arithmetic average of the daily volume-weighted average price (or daily "VWAP") of each stock on each of the last three trading days of the Exchange Offer, unless the Exchange Offer is subject to a Mandatory Extension (described below), in which case the three trading days on which the per-share values will be determined will not include the two trading days of the Mandatory Extension period or any days during a voluntary extension of the Exchange Offer that follows any Mandatory Extension period. The daily VWAP for Kraft Common Stock or Ralcorp Common Stock will be the volume-weighted average price per share of the applicable stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or the then-official open of trading) and ending at 4:00 p.m., New York City time (or the then-official close of trading), with such data only taking into account any adjustments made to reported trades included by 4:10 p.m., New York City time, on that day. The daily VWAP for each stock will be provided to Kraft by Bloomberg, and Kraft will calculate, for each stock, the simple arithmetic average of the VWAP of each of the last three trading days. Kraft believes that a three-day VWAP-based pricing period offers shareholders a reasonable balance between the objectives of providing the most current pricing practicable, while reducing price distortions that could occur if prices were established at a single point in time.[10]

The maximum number of shares of Splitco Common Stock receivable for tendered Kraft Common Stock will be subject to a limit expressed as a fixed ratio that will be established using the closing price for Kraft Common Stock on the last trading day prior to the commencement of the Exchange Offer, and a discount to the closing price for Ralcorp Common Stock on that date. This limit is intended to protect non-tendering holders against an unusual or unexpected drop in the trading price of Ralcorp Common Stock, relative to the trading price of Kraft Common Stock, and the prospective loss of value to them (as continuing Kraft investors) if the Splitco Common Stock were

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[10] A difference between the McDonald's-Chipotle Exchange Offer, on the one hand, and the Weyerhaeuser-Domtar Exchange Offer and the present Exchange Offer, on the other hand, is that the exchange ratio of the Weyerhaeuser-Domtar Exchange Offer and the present Exchange Offer is based on a three-day averaging period, while the McDonald's-Chipotle Pricing Mechanism was based on a two-day averaging period. Kraft selected a three-day rather than a two-day averaging period because Kraft believes that a three-day averaging period helps to mitigate against share price volatility on any particular day better than a two-day averaging period. In particular, since the value of the business being split off is a small percentage of the market capitalization of Kraft, it is important in Kraft's view to average over a three-day rather than a two-day period. Please also see footnote 14 (in particular, the last sentence) regarding manipulation risks. We note that the three-day averaging period is consistent with the market precedent from the Weyerhaeuser-Domtar transaction, and consistent with the relief granted by the Staff with respect to that transaction.

exchanged at an unduly high exchange ratio. If the limit is in effect at the close of trading on the last trading day prior to the expiration date, the final exchange ratio will be fixed at the limit and the Exchange Offer will be extended (a "Mandatory Extension") until 8:00 a.m. on the second trading day following the expiration date to permit Kraft shareholders to tender or withdraw their Kraft Common Stock during those days. No later than 4:30 p.m. on the last trading day prior to the expiration date (prior to giving effect to the Mandatory Extension), Kraft will issue a press release to announce whether the limit is in effect and, if so, the extension of the Exchange Offer period and will also place this announcement on the website described below. The Exchange Offer will not include any minimum exchange ratio because, were such a limit to be triggered, it would provide tendering shareholders with a windfall return for Kraft Common Stock tendered and accepted.

If, upon the expiration of the Exchange Offer, Kraft shareholders have validly tendered more Kraft Common Stock than Kraft is able to accept for exchange, Kraft will accept for exchange the Kraft Common Stock validly tendered and not withdrawn by each tendering shareholder on a pro rata basis (other than with respect to odd-lot tenders). Kraft will first calculate a "Proration Factor", which will equal (i) the total number of shares of Kraft Common Stock that Kraft is able to accept (taking into account the final exchange ratio and the total number of shares of Splitco Common Stock owned by Kraft) *divided* by (ii) the total number of shares of Kraft Common Stock validly tendered and not withdrawn (in all cases after adjustment for odd-lot tenders that are not subject to proration, described below). The Proration Factor will then be applied to each Kraft shareholder with respect to the total number of shares of Kraft Common Stock validly tendered by such Kraft shareholder pursuant to the Exchange Offer and not withdrawn (except for holders of less than 100 shares of Kraft Common Stock who validly tender all of their shares and elect not to be subject to proration). The final proration will be adjusted as necessary to ensure the exchange of all shares of Splitco Common Stock owned by Kraft.

The trading prices for the Ralcorp Common Stock prior to the Merger are, in Kraft's view, an appropriate proxy for the anticipated trading prices for the Ralcorp Common Stock following the Merger, as (i) the Splitco shares to be issued, distributed to Kraft shareholders and converted into the right to receive Ralcorp Common Stock will be calculated on the basis of the number of issued and outstanding shares of Ralcorp Common Stock on a fully diluted basis and (ii) such shares of Splitco Common Stock will be converted into the right to receive shares of Ralcorp Common Stock based on a 1:1 ratio, such that investors should view one share of Splitco Common Stock as economically equivalent to one share of Ralcorp Common Stock. Kraft's financial advisor, Goldman Sachs, has also advised Kraft that it is reasonable to use the public trading prices for the Ralcorp Common Stock prior to the Merger as an appropriate proxy for how the securities markets are valuing the Splitco Common Stock, taking into account the Exchange Offer and the Merger.

The Pricing Mechanism is disclosed in the Prospectus—Offer to Exchange and will be constant throughout the Exchange Offer. Any change in the Pricing Mechanism (including in the limit described above) will be made no later than

10 business days before offer expiration and would be published by Kraft on the website described below and in a press release and that press release would also be included in an amendment to Kraft's tender offer statement on Schedule TO (the "Schedule TO") to be filed in connection with the Exchange Offer.

To make pricing information available to the general public during the Exchange Offer, Kraft intends to maintain a website (www.kraft.com/Investor/) and publish pricing-related information as follows:[11]

- From the commencement of the Exchange Offer, and each day thereafter prior to the final three-day calculation period, indicative calculated per-share values and exchange ratios have been or will be made available on the website no later than 4:30 p.m., New York City time, in each case calculated as though that day were the expiration date. In other words, assuming that a given day is a trading day, the indicative calculated per-share value and exchange ratio that will be made available that afternoon will be the simple arithmetic average of the daily VWAP for that day and the immediately preceding two trading days.

- During the last three trading days of the Exchange Offer, the indicative exchange ratios will be based on indicative calculated per-share values using cumulative actual trading data. Thus, on the second trading day prior to the originally contemplated expiration of the exchange offer (the first day of the calculation period), the actual daily volume-weighted average prices during the elapsed portion of that first day of calculation will be used in the calculations; on the next-to-last trading day (the second day of the calculation period), the calculations will use the simple arithmetic average of the daily VWAP for the first day of calculation and the actual daily volume-weighted average prices during the elapsed portion of that second day of calculation; and, on the final trading day, the calculations will use the simple arithmetic average of the daily VWAP for the first day of calculation, the daily VWAP for the second day of calculation and the actual daily volume-weighted average prices during the elapsed portion of that final trading day. During the three-day calculation period, indicative calculated per-share values and exchange ratios will be updated on the website every three hours starting at 10.30 a.m., New York City time.[12]

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[11] Kraft will file with the Commission under Rule 425 of the Securities Act of 1933 information derived from screen shots of the website each time that information changes.

[12] While the VWAP information, indicative calculated per-share values and exchange ratios will be updated every three hours at 10.30 a.m., 1.30 p.m. and 4.30 p.m., New York City time, each day during the three-day calculation period, the information provided on the website will reflect a 20-minute delay in the reported pricing information due to restrictions on publication of real-time price and volume data.

- The information agent for the Exchange Offer will also be able to provide the above data via a toll-free telephone number disclosed in the Prospectus—Offer to Exchange on each day of the Exchange Offer period.

- The final exchange ratio (including an announcement about the extension of the Exchange Offer period, if the limit on the exchange ratio described above is in effect) will be published by Kraft on the website and in a press release no later than 4:30 p.m., New York City time, on the final trading day of the Exchange Offer, and that information and the press release will also be included in an amendment to Kraft's Schedule TO.

Withdrawal rights will be available throughout the Exchange Offer. Since the offer will terminate at 8:00 a.m. (New York City time) on the morning of the trading day following the final trading day of the Exchange Offer[13], holders of Kraft Common Stock will have an opportunity for last-minute tenders and withdrawals. In this regard, we note the following:

- DTC remains open until 5:00 p.m., enabling holders of Kraft Common Stock to withdraw or tender their shares in that system for at least half an hour after the final exchange ratio is published as described above.

- Holders of Kraft Common Stock will be able to fax (through their brokers or similar institutions if they do not hold their shares directly) notices of withdrawal to the exchange agent, which will reflect all of those withdrawals either on its system or on DTC's system when DTC's system reopens the morning the Exchange Offer expires.

- Kraft will make available a notice of withdrawal to holders of Kraft Common Stock both in printed materials and via the Exchange Offer website, and the procedures for withdrawal are explained in the Prospectus—Offer to Exchange, including the times and methods by which tenders and withdrawals must be made.

Even without these procedures, holders of Kraft Common Stock will at all times from the start of the Exchange Offer know the value offered for each share of Kraft Common Stock. They will also have free and ready access to information during the three-day pricing period that should enable them to make informed decisions about their participation in the Exchange Offer. Moreover, if the final exchange ratio is subject to the limit on the exchange ratio described above, investors will have two additional trading days during which to tender or withdraw their shares of Kraft Common Stock.

In the Weyerhaeuser-Domtar Exchange Offer the exchange offer expired at 12:00 midnight, at the end of the last trading day of the Weyerhaeuser-Domtar

[13] The Exchange Offer will remain open for at least 20 business days, not counting the morning on which the offer expires.

Exchange Offer, whereas the Exchange Offer will expire at 8:00 a.m. on the morning of the trading day following the last trading day of the Exchange Offer. The additional period for the Exchange Offer is required in order to allow the Exchange Offer to expire at the same time as the closing of the sale of the Debt Securities to third party investors (which was not relevant in the Weyerhaeuser-Domtar Exchange Offer, because there were no debt securities being issued). It is not possible for the sale of the Debt Securities to third party investors to close in the period from 12:00 midnight to 8:00 a.m. because the Depository Trust Company ("DTC") is not open to record trades during that time.[14] In addition, Kraft also believes the additional period is a benefit to its shareholders because they will have an additional period to withdraw their shares after the final exchange ratio is determined on the last trading day of the Exchange Offer.

III. DISCUSSION

We respectfully request on behalf of Kraft that the Staff confirms that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act (requiring the specification of consideration offered and the extension of the offer on a change in consideration) with respect to Kraft's use of the Pricing Mechanism as described above. We believe that the Pricing Mechanism is consistent with the protection of investors because it results in a fixed, constant dollar value exchange (subject to the limit on the exchange ratio described above) and provides greater certainty about the ultimate return to investors and absolute certainty about the maximum number of shares of Splitco Common Stock receivable per share of Kraft Common Stock tendered. This approach is the same as the Weyerhaeuser Pricing Mechanism, which builds on the McDonald's-Chipotle Pricing Mechanism and other traditionally available pricing structures, including formula-based and "Dutch auction" structures previously approved by the Staff, and provides investors with advantages not available in those offers.

A. Fixed Exchange Ratios

The Pricing Mechanism allows investors to better predict the value they will receive in the Exchange Offer than they would in an offer using the traditional pricing method of a fixed exchange ratio. In fixed ratio offers, the return to investors depends on the value at offer expiration of both what is offered and what is tendered. These values fluctuate independently and without constraint during the offer period, and

[14] If the Exchange Offer expired at midnight and the closing of the sale of the Debt Securities to third parties and the Transaction was not scheduled to occur until 8:00 a.m. on the morning of the following trading day, it is possible that the Transaction would not close as expected at 8:00 a.m. and, as a result, Splitco could be split off and become an unintentional independent public company. Similarly, if the Exchange Offer expired at midnight and the Transaction also closed at midnight but the closing of the sale of the Debt Securities to third parties was not scheduled to occur until 8:00 a.m. the morning of the following trading day, it is possible that the agreed consideration in the Transaction may not actually be delivered. In short, only by allowing the Exchange Offer to expire at the same time as the closing of the sale of Debt Securities to third parties can the parties to the Transaction be assured the benefit of their agreement.

an investor only realizes the actual discount or premium initially embedded in the exchange ratio if the prices of the underlying stocks on offer expiration are equal to their prices at the offer's inception. Sophisticated investors may seek to lock in this discount at the offer's start through a variety of trading strategies (including a "long-short" arbitrage strategy[15]) that, when implemented, could make them economically indifferent to subsequent changes in trading prices for the stocks involved. Less sophisticated investors, such as small retail investors, generally will not lock in the discount at the offer's inception. Instead, their participation decision may be more heavily influenced by the relative prices of each stock at the offer's end, which may not reflect the discount originally provided.

B. Formula-Based Exchange Ratios and Pricing Structures

For various reasons, including to mitigate the disadvantages of fixed-ratio offers and to permit a more current market valuation of the securities involved in an exchange, market participants have sought, and the Staff has granted, relief under the

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[15] For example, if Kraft was to make a fixed-ratio offer, an investor could buy Kraft Common Stock and sell short the number of shares of Ralcorp Common Stock (i.e., the number of shares of Splitco Common Stock) it expected to receive by tendering Kraft Common Stock in the Exchange Offer. The investor could thus seek to lock in an immediate gain equal to the excess of the value of the Ralcorp Common Stock it sells short over the value of Kraft Common Stock it purchases. The investor's return is independent of future changes in the value of either Kraft Common Stock or Ralcorp Common Stock because the investor does not have a position in either stock on a net basis.

Prior to the setting of the exchange ratio over the last three trading days of the originally contemplated offer period, the strategy described above would not be directly applicable to the Pricing Mechanism unless the limit on the exchange ratio were triggered. For example, an investor treating the Exchange Offer from the outset like a fixed-ratio offer on the basis of the maximum number of shares of Splitco Common Stock received per share of Kraft Common Stock tendered and accepted could incur significant risk. To trigger the limit, the investor could attempt to sell short Ralcorp Common Stock in sufficient volume to drive it to, and maintain it at, an artificially depressed level. Were this strategy successful, the short sales would be profitable. For example, assume the prices of Kraft Common Stock and Ralcorp Common Stock at inception of the Exchange Offer are $35 and $50 per share, respectively, such that the "capped" exchange ratio using a 17% discount is 0.0843 shares of Ralcorp Common Stock per share of Kraft Common Stock. The trader would simultaneously (i) short 843 shares of Ralcorp Common Stock; and (ii) buy 1,000 shares of Kraft Common Stock repeatedly until the price of Ralcorp Common Stock declines to $40 per share at which point the offer would be "break-even" on a pre-tax basis (i.e., $40 x 0.843 = $35 = price of Kraft Common Stock). Among the issues raised by such a strategy, however, is whether the investor could in fact maintain the depressed Ralcorp Common Stock share price over the offer period. For example, were the price of Ralcorp Common Stock to rise, the exchange ratio would fall and the trader would become net-short Ralcorp Common Stock and in general incur increasing losses as the price of Ralcorp Common Stock continues to rise. Kraft believes that it is unlikely that an investor could maintain a substantially depressed stock price over the offer period because purchases by "natural" buyers of Ralcorp Common Stock would disrupt the strategy of keeping the price artificially depressed (or at least make it more risky). Additionally, the ability of this strategy to succeed relies on the assumption of sufficient stock loan availability in Ralcorp Common Stock. The facts surrounding the Exchange Offer – notably the size of the Exchange Offer relative to the aggregate value of Ralcorp Common Stock currently traded, along with the limited availability of Ralcorp Common Stock for purposes of stock loan and the three-day rather than two-day averaging period, substantially weaken this assumption.

tender offer rules when the exchange ratio is based on a formula using trading data over a specified period (typically 10 trading days).[16] In *Lazard Freres & Co.*, the first of these no-action letters, the Staff nonetheless required that the exchange ratio be set no later than the second full business day preceding the offer expiration. The Staff has extended the relief granted in *Lazard* to other circumstances involving formula-based pricing, but in each case has continued to require that the final consideration be set no later than two trading days prior to the expiration of the offer. For example, the Staff permitted AB Volvo to set the redemption price for Volvo common stock using a formula based on volume-weighted average trading prices of that stock on the Stockholm Stock Exchange on three specified days during a three-week period ending two U.S. trading days before the expiry of the U.S. offer.[17] Similarly, the Staff permitted TXU Corporation to offer to purchase certain equity-linked securities for a price fixed at least two days prior to offer expiration and indexed to the daily volume weighted average trading price of TXU's stock for the 10-day period then ended.[18]

While "day 18" formula-based exchange ratios provide benefits relative to traditional fixed-ratio offers, the values of both what is sought and what is offered still fluctuate without limit during the last two days of the offer period. During that period, sophisticated investors may take steps, as they would in a traditional fixed-ratio offer, to lock in the value embedded in the exchange ratio, whereas less sophisticated retail investors may lack the know-how or means to do the same. The ability of sophisticated investors, such as market professionals, to extract value during that period has over the years increased in line with the sophistication of trading infrastructure that allows for rapid, program trade execution.

We understand that providing for a two-day window between pricing and offer expiration reflects an effort to balance potentially conflicting considerations: on one hand, the need for adequate dissemination of information about the absolute consideration being offered to investors and, on the other hand, the desire to minimize the artificially imposed exposure to market risk resulting from the imposition of an arbitrary time delay between pricing and offer expiration.

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[16] *Lazard Freres & Co.* (avail. Aug. 11, 1995). *See also BBVA Privanza International (Gibraltar) Limited* (avail. Dec. 23, 2005); *TXU Corporation* (avail. Sept. 13, 2004); *Epicor Software Corp.* (avail. May 13, 2004); *AB Volvo* (avail. May 16, 1997).

[17] *AB Volvo* (avail. May 16, 1997).

[18] *TXU Corporation* (avail. Sept. 13, 2004). *See also, e.g., Epicor Software Corp.* (avail. May 13, 2004) (permitting Epicor to determine the magnitude of an offer price adjustment by reference to the average closing price per share of Epicor common stock during the 10 trading-day period ending two trading days before expiration of the offer); *BBVA Privanza International (Gibraltar) Limited* (avail. Dec. 23, 2005) (permitting BBVA Gibraltar to price a tender offer for preference shares based on a stated fixed spread over yield on a specified benchmark U.S. Treasury security on the second business day immediately preceding the expiration of the tender offer period).

In the last 10 years, however, trading markets and investor behavior and expectations have changed dramatically due to the substantially increased penetration of the Internet and online brokerage services among all classes of investors. We note in particular the following:

- Investor trading behavior is now driven largely by free, widely available online quotation sources, readily available online brokerage account execution services (including for small "discount" customers) and free, online "real-time" financial news.

- Demand by retail investors for automatic, rapid trade execution has become not only more acute as reflected by the clear success of online trading systems, but is now the basic expectation of investors who are accustomed to real-time quotation and execution.

In today's trading environment, new information is reflected in market prices almost instantaneously as professionals trading in significant volume are able to both access and act on information immediately. This ability did not exist to the same extent at the time of Lazard, when the Internet was at its inception and electronic markets were only beginning to emerge.

For the same reasons, we believe that the 10-day averaging period is not as favorable to retail investors as that incorporated in the Pricing Mechanism or the Weyerhaeuser Pricing Mechanism. The underlying policy favoring a longer pricing period is in principle that it protects investors against potential manipulation and other unusual price movements that could distort the value of consideration offered to investors. A lengthy averaging period, however, increases the likelihood that market-wide fluctuations may influence the calculation and that the prices of the underlying securities at the end of the averaging period differ significantly from the value ascribed to them by the Pricing Mechanism – a result that could particularly affect less sophisticated investors who decide whether to participate in an exchange offer based on the final values of the stocks involved. The Pricing Mechanism uses more current pricing through a shorter averaging period, while still providing protection against the manipulation that could arise using "point in time" pricing, and should thus benefit investors as a whole.

As with the Weyerhaeuser Pricing Mechanism, the Pricing Mechanism enables investors to consider whether to accept or reject an exchange or tender offer based on a fixed dollar value of Splitco Common Stock receivable per dollar of Kraft Common Stock tendered (subject to the limit on the exchange ratio described above). While tendering holders will not know prior to expiration of the offer the precise number or dollar value of Splitco Common Stock they will receive per share of Kraft Common Stock tendered (unless the limit is triggered), as they would in a formula-based offer using "day 18" pricing, they will know the relative value relationship of the two stocks intended to be provided in the exchange. The Pricing Mechanism also offers significant advantages to investors in that it:

- minimizes the potential for pricing disparities between the announced ratio and the final ratio in offers using fixed and formula-based exchange ratios;

- is simple to understand, since it focuses on the relative value relationship between two stocks (the central consideration for investors);

- relies on more current information about the value of the stocks in question, since it uses a shorter averaging period, while at the same time incorporating protections against manipulation;

- incorporates communication methods to allow investors to access relevant and up-to-date pricing-related information; and

- incorporates procedures to permit investors to make last-minute tenders and withdrawals during a period that is consistent with, and in some cases better than, the comparable timeframes addressed by the Staff and, if the limit on the exchange ratio is in effect, gives investors two additional trading days during which they may evaluate the Exchange Offer and tender or withdraw their shares.

Practical experience also suggests that smaller investors have participated effectively in offers using market-based pricing and that they would readily understand the simpler and more intuitive pricing mechanism used in the Exchange Offer. While they arose in an employee compensation context, the issuer tender offers conducted by Comcast and Microsoft, among others,[19] demonstrate that tens of thousands of individual investors – some with no remaining connection to the issuer – were able to evaluate market-based offers where the exchange ratio was not fixed at the start of the offer. It is noteworthy that neither employees nor former employees can be distinguished from other security holders in either their need for adequate and timely pricing information or their ability to analyze and act on market-based pricing. We also note that the Weyerhaeuser-Domtar Exchange Offer was approximately 4.5-times oversubscribed (25,490,196 shares accepted for exchange out of 114,204,244 shares validly tendered) and the McDonald's-Chipotle Exchange Offer was approximately 14-times oversubscribed (18,628,187 shares accepted for exchange out of 262,183,800 shares validly tendered).

Prior initiatives confirm the Commission's recognition of the significant degree to which technological advances facilitate rapid dissemination of information and widespread access of investors to information via electronic means.[20] We believe that the

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[19] *See, e g.*, *Comcast Corp.* (avail. Oct. 7, 2004) (permitting transfers of options, more than 85% of which were "out-of-the-money," to a broker as part of an employee compensation mechanism, where the exact compensation to be paid to employees in respect of those options was determined after expiration of the transfer period); *Microsoft Corp.* (avail. Oct. 15, 2003) (similar option transfer program where all of the eligible options were "out-of-the-money").

[20] *See, e.g.*, SEC Rel. Nos. 33-8732; 34-54302; IC-27444 (Aug. 11, 2006) (Executive Compensation and Related Person Disclosure) (permitting expanded use of Internet to make certain governance-related

Pricing Mechanism is entirely consistent with the initiatives of the Commission and its Staff to adapt the Commission's rules to facilitate – and encourage – capital transactions in the U.S. public market in which the protections of the federal securities laws apply.

The Pricing Mechanism is also consistent with the relief granted in *Lazard* and its progeny in all other material respects: (i) the value relationship between the securities involved is fixed and remains constant during the Exchange Offer (subject to the limit on the exchange ratio described above), such that holders will be able to determine the value receivable on tender of their shares; (ii) the final exchange ratio is based on readily observable average trading prices for securities listed on national securities exchanges over a specified period; (iii) Kraft will issue a press release announcing the final exchange ratio promptly following the close of trading on the expiration date and will file an amendment to its Schedule TO setting forth the final exchange ratio and including the press release as an exhibit, thus allowing investors time for last-minute tenders and withdrawals; and (iv) holders of Kraft Common Stock will be provided with a toll-free number for Kraft's information agent and a freely-accessible website with trading information relevant to pricing, including indicative exchange ratios, enabling holders to predict whether the final exchange ratio will make participation in the offer economically beneficial for them.

C. Other Precedents

The Staff also has an established interpretation of its tender offer pricing rules to permit modified Dutch auction tender offers, although these offers do not provide security holders with the final offer price until offer expiration, subject to certain conditions. We believe that the Pricing Mechanism is consistent with the Staff's position on Dutch auction tender offers and, indeed, provides certain advantages to investors. Like modified Dutch auction offers, (i) the Exchange Offer will provide for pro rata acceptance throughout the offer with all securities participating equally in prorationing; (ii) withdrawal rights will exist throughout the offer period; (iii) there will be prompt announcement of the final exchange ratio; and (iv) the offeror will exchange all accepted securities at the highest consideration paid to any security holder under the offer.[21] Unlike the Pricing Mechanism, however, Dutch auction pricing provides significantly less visibility to investors about the value that they will receive, since it merely establishes a range of prices at the outset without providing any visibility during the offer as to likely outcomes. Indeed, we believe that this disadvantage of Dutch auction pricing in part led to the need for the relief granted in the case of "day 18" pricing constructs.[22]

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disclosures); SEC Rel. Nos. 33-8591; 34-52056; IC 26993; FR-75 (July 19, 2005) (Securities Offering Reform); SEC Rel. Nos. 34-55146; IC-27671 (Mar. 30, 2007) (Internet Availability of Proxy Materials); SEC Rel. No. 24-4875 (Nov. 4, 2003) (approving changes to listing standards to incorporate Internet-based disclosure requirements).

[21] SEC Rel. No. 33-6653 (1979).

[22] *See Lazard Freres & Co.* (avail. Aug. 11, 1995)

As noted above, Kraft has not incorporated a minimum exchange ratio because it believes that it would result in a windfall to investors. Indeed, incorporating a minimum exchange ratio in the Pricing Mechanism does not correlate to the low end of the range specified in a Dutch auction, where the final exchange ratio is determined independently of the values of the stocks in question based on investor indications of interest in a process that is not transparent to the market generally.

D. Differences from the Weyerhaeuser Pricing Mechanism and the Weyerhaeuser-Domtar Exchange Offer

As discussed above, the exchange offer in the Weyerhaeuser-Domtar transaction expired at 12:00 midnight at the end of the last trading day of the Weyerhaeuser-Domtar Exchange Offer whereas the Exchange Offer expires at least eight hours later, at 8:00 a.m. on the morning of the trading day following the last trading day of the Exchange Offer.[23] This change is necessary due to the inclusion of the Debt Securities as part of the Transaction consideration, assures that all components of the Transaction will close simultaneously and results in Kraft shareholders having an additional period to withdraw their shares after the final exchange ratio is determined on the last trading day of the Exchange Offer.

IV. REQUESTED EXEMPTIVE RELIEF

Based on the foregoing, we respectfully request on behalf of Kraft that the Staff confirms that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act (requiring the specification of consideration offered and the extension of the offer on a change in consideration) with respect to Kraft's use of the Pricing Mechanism as described in this letter.

We respectfully request that the Commission issue the requested exemptive relief as soon as practicable.

[23] A corresponding change was also made to the expiration time in the event of a Mandatory Extension.

If you have any questions or comments with respect to this matter, please call me at (212) 474-1454 or Chris Harrison at (212) 474-1284.

Sincerely,

Faiza J. Saeed

FEDEX

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